November 17, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

Attention:   Robert S. Littlepage, Accountant Branch Chief


Re:   Peapack-Gladstone Financial Corporation
      Item 4.01 Form 8-K
      Filed November 14, 2006
      File No. 001-16197

Dear Mr. Littlepage:

      We have reviewed the November 15, 2006 comment letter issued by the staff of the United States Securities and Exchange Commission (the "Commission") and addressed to Peapack-Gladstone Financial Corporation (the "Corporation" or "we") relating to the Corporation's Current Report on Form 8-K dated November 14, 2006. Set forth below is our response to the Staff's comments. For ease of the Staff's review, we have included the Staff's comment preceding our response.

Staff Comment
-------------

1. Please file a revised Form 8-K upon the completion of the audit of the company's consolidated financial statements as of and for the year ended December 31, 2006, as discussed in Item 4.01 of your Form 8-K filed on November 14, 2006, to include the date upon which the dismissal of your auditors is effective. Please note that all portions of the Form 8-K should be updated, including the section regarding any disagreements. A new Exhibit 16 letter will also be required.

Response
--------

      We will file a Form 8-K/A upon the completion of the audit of the Corporation's consolidated financial statements as of and for the year ended December 31, 2006 to include the date upon which the dismissal of our auditors, KPMG LLP ("KPMG"), is effective. The Form 8-K/A, including the section regarding any disagreements, will be updated through the effective date of the dismissal of KPMG and include a new Exhibit 16 letter.

Staff Comment
-------------

2. Please revise your disclosure to specifically state whether there were any disagreements, as described in Item 304(a)(I)(iv) of Regulation S-K, during the company's two most recent fiscal years or any subsequent interim period through the effective date of dismissal.

Response
--------

      We are filing on the date hereof a Form 8-K/A to revise our disclosure to specifically state that there were no disagreements, as described in Item 304(a)(I)(iv) of Regulation S-K, during the Corporation's two most recent fiscal years and the subsequent interim period through November 10, 2006. The third paragraph of the Form 8-K/A reads as follows:

      "During the two fiscal years ended December 31, 2005, and the subsequent interim period through November 10, 2006, there were no (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG's satisfaction would have caused KPMG to make reference in connection with their opinion to the subject matter of the disagreements in its audit reports on the consolidated financial statements of the Corporation or (2) "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K."

      By way of this letter, we acknowledge that (i) the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We trust that these responses adequately address the Staff's comments. However, if you have any points that that you would like to discuss further, please contact the undersigned at (908) 719-4308.

                          Very truly yours,

                          PEAPACK-GLADSTONE FINANCIAL CORPORATION


                          By:      /s/ Arthur F. Birmingham
                             --------------------------------------------------
                          Name:    Arthur F. Birmingham
                          Title:   Executive Vice President and Chief Financial
                                   Officer